AB
1/30

08025271

SEC
Mail Processing
Section

JAN 28 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 47813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssetMark Capital Corporation.

OFFICIAL USE ONLY
37583
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd.
(No. and Street)

Pleasant Hill (City) CA (State) 94523 - (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Cordes 925-521-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/30/08

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ronald D. Cordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AssetMark Capital Corporation, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☑ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Contra Costa

On January 25, 2008 (Date) before me, Cindy Hinton, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Ronald D Cordes (Name(s) of Signer(s)),

CINDY HINTON
Commission # 1473302
Notary Public - California
Contra Costa County
My Comm. Expires Feb 29, 2008

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Cindy Hinton (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: AssetMark Capital Corp Financial Statements and Supplemental Information Year Ended December 31, 2007 with Reports of Independent Auditors

Document Date: December 31, 2007 Number of Pages: 19

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Ronald D Cordes
- ☐ Individual
- ☒ Corporate Officer — Title(s): President
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: AssetMark Capital Corp

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

AssetMark Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2007

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
AssetMark Capital Corporation

We have audited the accompanying statement of financial condition of AssetMark Capital Corporation as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of AssetMark Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssetMark Capital Corporation as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 9, 2008

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

AssetMark Capital Corporation
Statement of Financial Condition
December 31, 2007

Assets

Current asset		
Cash	$	7,988
Total current assets		7,988
Goodwill		2,012
Total assets	$	10,000

Liabilities and Stockholders' Equity

Current liability		
Accounts payable and accrued liabilities	$	-
Stockholder's equity		
Common stock, no par value, 200,000 shares authorized, 161,940 shares issued and outstanding		93,262
Accumulated deficit		(83,262)
Total stockholder's equity		10,000
Total liabilities and stockholder's equity	$	10,000

See accompanying notes

AssetMark Capital Corporation
Statement of Operations
Year ended December 31, 2007

Revenues		
Interest income	$	30
Expenses		
Bank charges		40
Net loss	$	(10)

See accompanying notes

AssetMark Capital Corporation
Statement of Stockholder's Equity
Year ended December 31, 2007

	Common stock						
	Shares		Amount		Accumulated deficit		Total stockholder's equity
Balances, December 31, 2006	161,940	$	91,250	$	(83,252)	$	7,998
Addition to paid in capital to upon merger	-		2,012		-		2,012
Net loss	-		-		(10)		(10)
Balances, December 31, 2007	161,940	$	93,262	$	(83,262)	$	10,000

See accompanying notes.

AssetMark Capital Corporation
Statement of Cash Flows
Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ (10)
Net cash used by operating activities	(10)
Net decrease in cash	(10)
Cash, December 31, 2006	7,998
Cash, December 31, 2007	$ 7,988

See accompanying notes.

AssetMark Capital Corporation
Notes to Financial Statements
December 31, 2007

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of AssetMark Capital Corporation (the "Company").

The Company was incorporated in California on October 3, 1994. The Company received regulatory approval to sell securities in all states on March 6, 1995, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company claims exemption from SEC Rule 15c3-3 because of its limited business (mutual funds). The Company does not handle securities or carry customer accounts.

At December 31, 2005, 47.5% of the Company was owned by Putnam Lovell Equity Partners, LP. And four individuals held the remaining shares. Effective October 20, 2006, all of the outstanding shares of the Company were acquired by Genworth Financial, Inc. pursuant to an agreement and plan of mergers among several entities.

During the year ended December 31, 2007, the Company adjusted its accounts for common stock and goodwill in order to "push down" the Company's valuation agreed to in the October 2006 agreement and plan of mergers. The adjustment amounted to $2,012 and is reflected in the accompanying statement of stockholder's equity.

Nature of operations

Revenues to the Company in previous years consisted principally of fees from the sale of shares in one real estate mutual fund. The Company stopped selling shares of this fund in 2002, but continued to receive residual distribution and marketing fees the balance of which were collected during the year ended December 31, 2003. Thereafter the Company's operations have consisted of regulatory registration and compliance, the costs of which have been paid by an affiliate.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

AssetMark Capital Corporation
Notes to Financial Statements
December 31, 2007

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Revenue recognition

Investment income is recorded as earned.

Cash

For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in an interest bearing account, available on demand.

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Goodwill

Goodwill in the accompanying statement of financial condition results from the "push down" of the Company's valuation based on amounts assigned in the October 2006 merger. The Company believes there to be no impairment of the goodwill valuation or any other reason to adjust the resulting amounts.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with affiliate

The Company is affiliated with AssetMark Investment Services, Inc. as a result of common ownership. During the year ended December 31, 2007, the Company occupied office space and received certain administrative services provided by AssetMark Investment Services, Inc. at no charge. As a result of this relationship, certain amounts may not be the same as those that would result from transactions between unrelated parties.

The Company has an agreement with AssetMark Investment Services, Inc., which states that AssetMark Investment Services, Inc. stands ready to pay expenses on behalf of the Company as notified by the Company. Any payment so made by AssetMark Investment Services, Inc. will be made without expectation of future repayment by the Company.

No payments were made to AssetMark Investment Services, Inc. for operations through December 31, 2007.

Note 3 – Income taxes

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company had no income tax expense for the year ended December 31, 2007 because of the net loss incurred for the year.

As of October 20, 2007, the date of the Company's final income tax filing as a separate entity, the Company had a deferred tax asset resulting from its net operating loss carryforward that had been fully offset by a valuation allowance. The loss carryforward amounted to approximately $40,000 for federal income tax purposes expiring from 2023 to 2024, if not utilized. Utilization of the loss carryforward may be limited as a result of certain change of control provision of section 383 of the Internal Revenue Code.

AssetMark Capital Corporation
Notes to Financial Statements
December 31, 2007

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2007, the Company had net capital, as defined under the Rule, of $7,988, which exceeded the minimum requirement of $5,000 by $2,988. The Company's aggregate indebtedness, as defined under the Rule, was zero

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

AssetMark Capital Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2007

Balance, December 31, 2006	$ -
Increases (decreases)	-
Balance, December 31, 2007	$ -

AssetMark Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net Capital	
Total stockholder's equity	$ 10,000
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	2,012
Security haircut – money market	-
Net capital	$ 7,988
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,988
Percentage of aggregate indebtedness to net capital	-%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2007

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

AssetMark Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

AssetMark Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
AssetMark Capital Corporation

We have audited the financial statements of AssetMark Capital Corporation for the year ended December 31, 2007, and have issued our report thereon dated January 9, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of AssetMark Capital Corporation, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 9, 2008

END